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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                              Rule Industries, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  781355-10-2
           --------------------------------------------------------
                                 (CUSIP Number)



                                 Gary L. Weller
                    ---------------------------------------
                               470 Old Evans Road
                    ---------------------------------------
                            Evans, Georgia 30803-2587
                    ---------------------------------------
                                 (706) 650-4218
                    ---------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 11, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages
                                        ---


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CUSIP No. 781355-10-2             Schedule 13D            Page  2  of  4  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Greenfield Industries, Inc.
     04-2917072
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC, BK
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
  Number of Shares          (7)  Sole Voting Power
 Beneficially Owned              630,000 shares of Common Stock, par value $.01
 by Each Reporting         ----------------------------------------------------
    Person With             (8)  Shared Voting Power
                                 0
                           ----------------------------------------------------
                            (9)  Sole Dispositive Power
                                 630,000 shares of Common Stock, par value $.01
                            ---------------------------------------------------
                            (10) Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     630,000 shares of Common Stock, par value $.01
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     19.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3 of   4 Pages
                                                               ---    ---

ITEM 2.  IDENTITY AND BACKGROUND

         This Amendment No. 2 relates to the Schedule 13D filed by the undersigned, Greenfield Industries, Inc. ("Greenfield"), on July 28, 1995, as amended on August 18, 1995, to report the beneficial ownership of the Common Stock, $0.01 par value per share (the "Common Stock"), of Rule Industries, Inc. ("Rule" or the "Issuer"). Unless otherwise specified, all capitalized terms used herein have the meanings assigned in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended to substitute the following for the information previously reported:

         Greenfield paid cash consideration of $8.00 per share in connection with the acquisition of beneficial ownership described in Item 5 hereof and incorporated herein by reference thereto.

         In order to finance the exercise of the Irrevocable Option, as defined in Item 5 hereof, Greenfield utilized working capital and the proceeds from bank borrowings made in the ordinary course of business pursuant to an Amended and Restated Credit Facilities Reimbursement Agreement (the "Credit Agreement") dated November 8, 1994 by and among Greenfield, as Borrower, NationsBank of Georgia, National Association, Wachovia Bank of Georgia, National Association, Trust Company Bank, CommerzBank AG, Atlanta Agency and National City Bank, Kentucky, as Lenders, and NationsBank of Georgia, National Association, as Agent and will utilize borrowing availability under the Credit Agreement and/or other borrowing facilities to be established in the future to finance the purchase of securities contemplated by the Agreement and Plan of Merger (the "Merger Agreement") dated August 11, 1995 by and among Greenfield, Rule Acquisition Corporation and Rule, pursuant to which all of Rule's outstanding Common Stock will be acquired by Greenfield.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to substitute the following for the information previously reported:

         The securities described as beneficially owned in Item 5 hereof have been acquired, as more fully described in Item 5 hereof, by the exercise of an option which was granted to Greenfield by Rule in connection with the execution of the Merger Agreement. In the event the merger contemplated thereby is consummated, Greenfield anticipates that it would be able to and would (i) make changes to the Board of Directors and management of Rule, (ii) make changes to Rule's charter and by-laws, (iii) cause Rule's Common Stock to cease to be quoted on the Nasdaq National Market, and (iv) cause Rule's Common Stock to be eligible for termination of registration pursuant to
Section 12(g) (4) of the Securities Exchange Act of 1934, as amended. No specific plans with respect to the foregoing have yet been formulated by Greenfield. Except as set forth above, Greenfield has no present plans or intent that would relate to or result in a sale or transfer of a material amount of assets of Rule or any material change in Rule's business or corporate structure.

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                                                          Page  4 of   4 Pages
                                                               ---    ---

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The last three paragraphs of Item 5 are hereby amended to substitute the following for the information previously reported:

         On August 11, 1995, in connection with, and pursuant to the Merger Agreement, Rule and Greenfield entered into a Stock Option Agreement dated August 11, 1995 (the "Option Agreement") whereby Rule granted Greenfield an option (the "Irrevocable Option") to purchase 630,000 shares, or 19.3% of Rule Common Stock at a purchase price of $8.00 per share. Greenfield exercised the Irrevocable Option in full on September 11, 1995, by delivering cash consideration therfor to Rule. There has been no change in beneficial ownership by Greenfield of Rule's Common Stock as a result of the exercise of the Irrevocable Option except as to the form thereof. Greenfield has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Stock owned by it.

         The Common Stock reported as beneficially owned hereby excludes 100 shares of Common Stock beneficially owned by Peter S. Finley, a director of Greenfield, as to which Greenfield disclaims beneficial ownership.

         Except as disclosed hereby there have been no transactions by Greenfield in the Common Stock of Rule since the filing of Amendment No. 1 to
Schedule 13D.




                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GREENFIELD INDUSTRIES, INC.


                                       September 18, 1995
                                       ----------------------------------------
                                       (Date)

                                       /s/ Paul W. Jones
                                       ----------------------------------------
                                       (Signature)

                                       Paul W. Jones
                                       President and
                                       Chief Executive Officer
                                       ----------------------------------------
                                       (Name/Title)